Exhibit 11

Statement re Computation of Per Share Earnings

The composition of basic and diluted earnings per share were as follows for:

(Dollars in thousands, except per share amounts)

	For the three months ended September 30,		For the nine months ended September 30,
	2011	2010	2011	2010
Net income available to common stockholders	$12,733	$6,551	$23,888	$12,973

Weighted average number of common shares outstanding	41,297,834	39,934,275	40,509,810	35,363,531
Effect of warrants	-	61,809	-	814,488
Effect of stock options	180,171	32,047	177,378	29,098
Weighted average diluted number of common shares outstanding	41,478,005	40,028,131	40,687,188	36,207,117

Basic earnings per share	$0.31	$0.16	$0.59	$0.37
Diluted earnings per share	$0.31	$0.16	$0.59	$0.36